Exhibit 14.1

2.0 BUSINESS ETHICS

2.1 Company Ethics & Conduct

The successful business operation and reputation of AgriFORCE™ is built upon the principles of fair dealing and ethical conduct of our employees. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as the highest regard for standards of conduct and personal integrity.

The continued success of AgriFORCE™ is dependent upon our customers’ trust and we are dedicated to preserving that trust. Employees owe a duty to AgriFORCE™ and its customers to act in a way that will merit the continued trust and confidence of our customers and the public in general.

AgriFORCE™ will comply with all applicable laws and regulations and expects its directors, officers, and employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any illegal, dishonest, or unethical conduct.

In general, the use of common sense and good judgment, together with our core values, will guide you with respect to lines of acceptable conduct. If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with your immediate supervisor, a member of senior management, or Human Resources for advice and consultation, if necessary.

Compliance with this policy of business ethics and conduct is the responsibility of every AgriFORCE™ employee. Disregarding or failing to comply with this standard of business ethics and conduct may lead to disciplinary action, up to and including termination of employment.

Employees must report violations of this policy, or any of the policies in the Business Ethics section, to their immediate supervisor, a member of senior management, or Human Resources.

2.2 Employment Equity

AgriFORCE™ is committed to providing equal employment opportunity for all employees and applicants for employment. The company does not discriminate in employment opportunities or practices on the basis of race, colour, religion, sex, marital status, family status, age, place of origin, ancestry, physical disability, mental disability, political belief, sexual orientation, or any other grounds protected by the laws or regulations of any jurisdiction in which we operate. We base all employment decisions – including recruitment, selection, training, compensation, benefits, discipline, promotions, transfers, terminations, and social/recreational programs – on merit and the principles of equal employment opportunity.

Our employees have diverse backgrounds, skills and ideas that collectively contribute to greater opportunities for innovation. Our recruitment strategy is designed to attract a diverse pool of talent so that we may select the best candidates and open doors at all levels of this organization.

2.3 Conflict of Interest

Everyone working at AgriFORCE™ has an obligation to conduct business within guidelines that prohibit actual or potential conflicts of interest. This policy establishes the framework within which AgriFORCE™ wishes the company to operate. The purpose of these guidelines is to provide general direction so that team members can seek further clarification on issues regarding conflict of interest.

An actual or potential conflict of interest occurs when someone on the team is able to influence a decision that may result in a personal gain for that individual or for a relative because of AgriFORCE™’s business dealings. For the purposes of this policy, a relative is any person who is related by blood or marriage or whose relationship with anyone working in the company is like that of persons who are related by blood or marriage.

If an employee has any influence on transactions involving purchases, contracts, or leases, it is imperative that they disclose to their supervisor, as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Personal gain may result not only in cases where an employee or relative has a significant ownership or other interests in a business with which AgriFORCE™ does business, but also when an employee or relative receives any kickback, bribe, substantial gift, or special consideration as a result of any transaction or business dealings involving AgriFORCE™.

2.4 Gifts

AgriFORCE™ employees (or immediate family members) are not permitted to give or accept gifts, services, discounts, favours, loans personal discounts and similar gratuities offered to you because of your position at AgriFORCE™. This applies to or from individuals or companies who are doing business or would like to do business with AgriFORCE™. Items of modest value may be permitted if they are not given or received on a regular or frequent basis, provided that the gift is reported to the CEO or the Chair of the Audit Committee and they do not advise that retaining the gift would be inappropriate. This does not apply to officially approved corporate rebates.

2.5 Entertainment

You must not encourage or solicit entertainment from any individual or company with whom AgriFORCE™ does business. Entertainment includes, but is not limited to, activities such as dining, attending sporting or other special events, and travel. From time-to-time employees may accept unsolicited entertainment, but only under the following conditions:

1.	the entertainment occurs infrequently,

2.	it arises out of the ordinary course of business,

3.	it involves reasonable expenditures (the amounts involved should be such as employees, officers and Directors are accustomed to normally spending for their own business or personal entertainment) and

4.	the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and Directors, their hosts, and their business at hand.

2.6 Anti-Bribery and Anti-Corruption

Part of behaving ethically means that you should never participate in any corrupt activities and that you comply with all applicable Anti-Bribery and Anti-Corruption laws and regulations of each jurisdiction in which AgriFORCE™ conducts business. AgriFORCE™ does not permit providing payments, kickbacks, gifts, or anything else of significant value for the purpose of improperly influencing third parties. Even if the intent is not to influence, you should not provide a payment or benefit to any third party if it could appear to be improper.

AgriFORCE™ can be held responsible for improper payments and benefits provided by agents, contractors, suppliers and other third parties acting on its behalf. You must ensure that you only deal with legitimate, reputable parties, and that they understand their obligation not to provide such improper payments or benefits in connection with the business they conduct for AgriFORCE™.

2.7 Confidentiality

All employees are required to keep all AgriFORCE™’s financial, operational and business information acquired while working at AgriFORCE™; secure and confidential. Business strategies and plans, including technologies and products used, are AgriFORCE™ intellectual property. Employees must not discuss details of AgriFORCE™’s financial, business operations, plans or strategies with any third party including the media, family or friends, or at social or public functions, and should direct all inquiries to the CFO. Any employee who divulges confidential information may be subject to disciplinary action, up to and including termination.

2.8 Disclosure, Confidentiality, and Insider Trading

At times you may find that you are in possession of material non-public information regarding AgriFORCE™ and/or a competitor or supplier. Material non-public information is any information that could reasonably be expected to alter the value of a company’s security (ies) if it were made public. Securities laws in both Canada and the United States provide that it is illegal to trade on such information or disclose it to others. These laws are extensive and complex, and violation of these laws may lead to civil and criminal actions against you.

If you find yourself in possession of such information, you and your immediate family members are prohibited from trading in those securities until such time as the information becomes public or you are notified by your manager that restrictions are no longer in place.

The purchase and sale of AgriFORCE™ securities may only be done in accordance with the AgriFORCE™ Insider Trading Policy. The Policy also addresses legal prohibitions against trading with knowledge of undisclosed material information, tipping, market manipulation or fraud and insider trade reporting requirements. Violations of such requirements may also have severe consequences, including fines, imprisonment and civil liability and may subject the individual to disciplinary action by the Corporation, up to and including termination. Employees, Officers, and Directors who engage in insider trading may also be accountable to AgriFORCE™ for any benefit or advantage received as a result.

Please refer to the AgriFORCE™ Insider Trading Policy provided as an Appendix to this Handbook for more detailed information on this subject. The AgriFORCE™ Insider Trading Policy requires your signature separate from the Handbook Acknowledgement.

2.9 Whistleblower Policy

Employees are often the first to have concerns that there may be something wrong or unethical occurring within the organisation in which they work. However, they may feel that their concerns cannot be openly expressed, because it may be disloyal to colleagues; their concerns may not be taken seriously; or it may be easier to ignore their concern.

As a means of reinforcing AgriFORCE™’s commitment to the highest standards, this ‘Whistle-blowing Procedure’ serves to help build the commitment of all employees, by providing a means of identifying and eliminating unethical practices within the workplace. The ‘Whistle-blowing Procedure’ provides an effective mechanism for employees to report potential concerns (confidentially and anonymously, if required), in the knowledge that genuine concerns will be appropriately investigated and resolved, without fear of discrimination or victimisation.

Please refer to the separate Whistleblower Policy document for more detail.

2.10 Anti-Retaliation Provisions

Retaliation against any employee, who in good faith seeks advice, raises a concern, reports misconduct, or provides information in an investigation will not be tolerated and will itself be considered a violation of AgriFORCE™ Business Ethics. Some examples of retaliation include denial of benefits, termination, demotion, suspension, threats, harassment, or discrimination. If any individual retaliates against an employee who has truthfully and in good faith reported a potential violation, AgriFORCE™ will take appropriate action. However, if an individual has intentionally made a false report, the Company will respond accordingly. For more details, please refer to the AgriFORCE™ Whistleblower Policy.

If you believe that you or another employee has been retaliated against for (in good faith) seeking advice, raising a concern, reporting misconduct, or providing information in an investigation, please advise your immediate manager, Human Resources, the AgriFORCE™ CEO or the Chairman of the Audit Committee of the AgriFORCE™ Board. All reports will be handled promptly and confidentially.

2.11 Outside Employment

While not encouraged, should employees wish to engage in outside employment, in addition to their full-time position at AgriFORCE™, we request that:

●	such outside employment does not interfere in any way with the employee’s work performance or hours of employment with the Company;

●	such employment is non-competitive with the business activities of the Company; and

●	such employment has no possible conflict of interest with the employee’s position at the Company.

All employees are reminded that they have signed an agreement which legally prohibits them from passing on the Company’s ideas and work methods to other organizations. Employees may not use Company property, equipment, facilities, or time in connection with outside employment.

If it is deemed that, because of outside employment, an employee is repeatedly late, unable to work overtime, or unable to successfully fulfill the obligations of their position at AgriFORCE™, it may result in disciplinary action, up to and including termination.

2.12 Off Duty Conduct Policy

In general, how employees decide to lead their lives when they are off duty is a private matter. However, the way in which employees conduct and present themselves off-duty can also have a significant impact on AgriFORCE™ its business, reputation, products, customer relations and workplace environment. Accordingly, while the Company respects your personal freedoms, it also has a legitimate interest in establishing standards of off duty conduct and holding workers accountable for following those standards, including using discipline where necessary.

Off-duty conduct will be considered a work-related matter subject to discipline if it:

●	harms the Company’s reputation or products;

●	has consequences that render you unable to perform your job or any part of your job effectively;

●	leads other workers to refuse, be reluctant to or unable to work with you;

●	makes you guilty of a serious breach of the Criminal Code of Canada/Title 18 of the United States Code or;

●	makes it difficult for the Company to manage its operations and/or direct its workforce efficiently.

Violations of the Company’s off-duty standards of conduct that meet the above criteria will be treated like a disciplinary infraction committed on-duty and subject to discipline up to and including termination.

You must report to your supervisor as soon as possible if you are arrested, detained, or charged with a violation under the Criminal Code of Canada/Title 18 of the United States Code or other Canadian/US laws related to your official duties.

2.13 Board Participation and Involvement with Other Companies

For any employee who wishes to participate on a for-profit, or not-for-profit board, these involvements must be approved by the CEO. All Directors should notify the Chair of the Audit Committee of all other board engagements and seek approval before assuming additional Board roles. You may not be a Director, officer, partner or consultant of an organization (other than an organization in which AgriFORCE™ holds an interest or in which AgriFORCE™ has the right to nominate a Director, officer, partner or consultant) doing or seeking to do business with AgriFORCE™, nor may you permit your name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of the AgriFORCE™ CEO, in the case of an employee, and of the Chair of the Governance and Nominating Committee in the case of an officer or Director of AgriFORCE™.

2.14 AgriFORCE™ Property

Employees are responsible for and are expected to take proper care of all AgriFORCE™ property, materials, or written information issued to them or in their possession or control.

Upon request of the Company or upon termination or expiration of employment, the employee will turn over to the Company all property belonging to the Company including all confidential information belonging to the Company, including but not limited to, all documents, plans, specifications, disks, or other computer media, as well as any duplicates or backups made of that Confidential Information in whatever form or media, in the possession or control of the employee that:

●	may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and confidential information; or

●	is connected with or derived from the employee’s employment with AgriFORCE Growing Systems Ltd.

2.15 Copyright and Protection of Intellectual Property

Employees are not entitled to any copyright or moral right in or arising from any work they produce in the course of their employment with AgriFORCE™. This includes any program, strategy, design, or system they develop during their employment with the Company. Any copyright or merchandising rights in such work shall be the sole and exclusive property of AgriFORCE™ in accordance with the Canadian and International Copyright Acts.

2.16 Public Reporting and Retention of Records

Depending on your position with AgriFORCE™, you may be called upon to provide necessary information to ensure that the Company’s public reports are complete, fair and understandable. AgriFORCE™ expects you to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to AgriFORCE™ public disclosure requirements.

Employees are required to ensure that all records are kept confidential and meet regulatory and legal requirements in the jurisdiction in which they are created and/or maintained. Destruction of records can only take place if they are not required for any pending legal matters. If you are unclear on what documents may be discarded, contact company legal counsel, or speak to your manager.

2.17 Non-Solicitation

During the employee’s term of employment with AgriFORCE™ and for a period of twelve (12) months after the end of that term, the employee will not in any way, directly or indirectly:

●	induce or attempt to induce any employee or contractor of the Employer to quit employment or retainer with AgriFORCE™;

●	otherwise interfere with or disrupt AgriFORCE™’s relationship with its employees and contractors;

●	discuss employment opportunities or provide information about competitive employment to any of AgriFORCE™’s employees or contractors; or

●	solicit, entice, or hire away any employee or contractor of AgriFORCE™ for the purpose of an employment opportunity that is in competition with AgriFORCE™.

This non-solicitation obligation as described above will be limited to employees or contractors who were employees or contractors of AgriFORCE™ during the period that the employee was employed by AgriFORCE™.

During the term of the employee’s active employment with AgriFORCE™, and for one (1) year thereafter, the employee will not divert or attempt to divert from AgriFORCE™ any business AgriFORCE™ had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the employee’s employment with AgriFORCE™.

2.18 Contract Binding Authority

Unless authorized in writing by AgriFORCE™, employees do not have the authority to enter any contracts or commitments for or on the behalf of the Company. AgriFORCE™ will maintain a list of delegated authorities in this regard.